Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Star Peak Corp II Announces Stockholder Approval of Business Combination with Benson Hill

Benson Hill expected to begin trading under NYSE: BHIL on September 30, 2021

Evanston, IL and St. Louis, MO – September 29, 2021 – Star Peak Corp II (NYSE: STPC) (“Star Peak”), a publicly traded special purpose acquisition company in the sustainability space, today announced its stockholders have voted to approve the business combination with Benson Hill, Inc. (“Benson Hill”), a food technology company unlocking the natural genetic diversity of plants with its cutting-edge food innovation engine, as well as other proposals presented at Star Peak’s special meeting of stockholders held on September 28, 2021.

Approximately 98.7% of the votes cast at the meeting approved the business combination proposal, which represented approximately 77.0% of Star Peak’s outstanding shares as of the August 9, 2021 record date.

The business combination is expected to close on September 29, 2021, subject to the satisfaction or waiver of customary closing conditions. Following the closing, the combined company will operate as Benson Hill, Inc. and its common stock and warrants are expected to trade on the New York Stock Exchange under the ticker symbols “BHIL” and “BHIL.WS”, respectively, commencing on September 30, 2021.

About Star Peak Corp II

Led by an experienced management team that has a long history of partnering with high-quality companies across the sustainability, energy infrastructure, renewables and technology landscape – and sponsored by Star Peak Sponsor II LLC, a group comprised of Michael C. Morgan and members of Magnetar Capital, Star Peak Corp II is a special purpose acquisition company created to identify and merge with a market-leading business well-positioned to capitalize on trends in sustainability and emissions reduction. For more information about Star Peak Corp II, visit stpc.starpeakcorp.com.

About Benson Hill

Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Contacts

Benson Hill

For Media

Melanie Bernds

Benson Hill

314-605-6363

mbernds@bensonhill.com

Aaron Palash / Scott Bisang

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

For Investors

Ruben Mella

Benson Hill

314-714-6313

rmella@bensonhill.com

Star Peak

For Investors

Courtney Kozel

847-905-4500

Info@starpeakcorp.com

Reed Anderson

ICR

646-277-1260

Reed.Anderson@icrinc.com

For Media

Tricia Quinn

847-905-4500

Info@starpeakcorp.com

Cory Ziskind

ICR

646-277-1232

Cory.Ziskind@icrinc.com

Source: Star Peak Corp II